File No. 83-1
Regulation IA
Rule 3

RECEIVED

2010 AUG 13 P 12:21


10016207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 370

U.S.$1,750,000,000 2.375 percent Notes due August 15, 2017

Filed pursuant to Rule 3 of Regulation IA

Dated: August 10, 2010

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the Series No. 370, U.S.$1,750,000,000 2.375 percent Notes due August 15, 2017 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated August 10, 2010 (the "Terms Agreement") and the Pricing Supplement dated August 10, 2010 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

| | Price to the Public | Selling Discounts and Commission[1] | Proceeds to the Bank |
|---|---|---|---|
| Per Note: | 99.303% | 0.150% | 99.153% |
| Total: | USD1,737,802,500 | USD2,625,000 | USD1,735,177,500 |

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 4, 2010
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.



**Exhibit A**

March 4, 2010

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-17/09, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the

Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

**Exhibit B**

# PRICING SUPPLEMENT

**Inter-American Development Bank**

**Global Debt Program**

Series No: 370

U.S.$1,750,000,000 2.375 percent Notes due August 15, 2017

Issue Price: 99.303 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

Credit Suisse
RBS
UBS Investment Bank

The date of this Pricing Supplement is August 10, 2010.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 5, 2009 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

**Terms and Conditions**

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue. The master fiscal agency agreement, dated as of December 7, 1962, as amended and supplemented from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been superseded by the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the "New Fiscal Agency Agreement"), as may be amended, restated, superseded or otherwise modified from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent. All references to the "Fiscal Agency Agreement" under the heading "Terms and Conditions of the Notes" and elsewhere in the Prospectus shall be deemed references to the New Fiscal Agency Agreement.

| | | |
|---|---|---|
| 1. | Series No.: | 370 |
| 2. | Aggregate Principal Amount: | U.S.$1,750,000,000 |
| 3. | Issue Price: | U.S.$ 1,737,802,500, which is 99.303 percent of the Aggregate Principal Amount |
| 4. | Issue Date: | August 12, 2010 |
| 5. | Form of Notes (Condition 1(a)): | Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding) |
| 6. | Authorized Denomination(s) (Condition 1(b)): | Book-entry only, U.S.$1,000 and integral multiples thereof |

| | | |
|---|---|---|
| 7. | Specified Currency (Condition 1(d)): | United States Dollars (U.S.$) being the lawful currency of the United States of America |
| 8. | Specified Principal Payment Currency (Conditions 1(d) and 7(h)): | U.S.$ |
| 9. | Specified Interest Payment Currency (Conditions 1(d) and 7(h)): | U.S.$ |
| 10. | Maturity Date (Condition 6(a); Fixed Interest Rate): | August 15, 2017 |
| 11. | Interest Basis (Condition 5): | Fixed Interest Rate (Condition 5(I)) |
| 12. | Interest Commencement Date (Condition 5(III)): | Issue Date (August 12, 2010) |
| 13. | Fixed Interest Rate (Condition 5(I)): | |
| | (a) Interest Rate: | 2.375 percent per annum |
| | (b) Fixed Rate Interest Payment Date(s): | Semi-annually in arrear on February 15 and August 15 in each year, commencing on February 15, 2011. There will be a long first coupon.<br><br>Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated. |
| | (c) Initial Broken Amount | $12.07 per minimum Authorized Denomination, payable on February 15, 2011 |
| | (d) Fixed Rate Day Count Fraction(s): | 30/360 |
| 14. | Relevant Financial Center: | New York and London |

| | | |
|---|---|---|
| 15. | Relevant Business Days: | New York and London |
| 16. | Issuer's Optional Redemption (Condition 6(e)): | No |
| 17. | Redemption at the Option of the Noteholders (Condition 6(f)): | No |
| 18. | Governing Law: | New York |
| 19. | Selling Restrictions: | |
| | (a) United States: | Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended. |
| | (b) United Kingdom: | Each of the Managers represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom. |
| | (c) General: | No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material. |

**Other Relevant Terms**

| | | |
|---|---|---|
| 1. | Listing: | Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market |
| 2. | Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: | Federal Reserve Bank of New York; Euroclear; Clearstream, Luxembourg |
| 3. | Syndicated: | Yes |
| 4. | If Syndicated: | |
| | (a) Liability: | Several and not joint |
| | (b) Joint Lead Managers: | Credit Suisse Securities (Europe) Limited<br>RBS Securities Inc.<br>UBS Limited |
| 5. | Commissions and Concessions: | 0.150% of the Aggregate Principal Amount |
| 6. | Estimated Total Expenses: | None. The Joint Lead Managers have agreed to pay for certain expenses related to the issuance of the Notes. |
| 7. | Codes: | |
| | (a) Common Code: | 053264433 |
| | (b) ISIN: | US4581X0BQ01 |
| | (c) CUSIP: | 4581X0BQ0 |
| 8. | Identity of Managers: | Credit Suisse Securities (Europe) Limited<br>RBS Securities Inc.<br>UBS Limited |

**General Information**

**Additional Information Regarding the Notes**

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder

that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

INTER-AMERICAN DEVELOPMENT BANK

By: 
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

**Exhibit C**

TERMS AGREEMENT NO. 370 UNDER
THE PROGRAM

August 10, 2010

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's U.S.$1,750,000,000 2.375 percent Notes due August 15, 2017 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on August 12, 2010 (the "Settlement Date"), at an aggregate purchase price of U.S.$1,737,802,500 adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. The Fiscal Agency Agreement, dated as of December 7, 1962, as amended and supplemented from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been superseded by the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the "New Fiscal Agency Agreement"), as may be amended, restated, superseded or otherwise modified from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent. When used herein and in the Standard Provisions as so incorporated, the term "Fed Fiscal Agency Agreement" refers to the New Fiscal Agency Agreement. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 99.303 percent of the principal amount (U.S.$1,737,802,500) less a combined management and underwriting commission and selling concession of 0.150 percent of the principal amount (U.S.$2,625,000). For the avoidance of doubt, the Managers' purchase price after the above adjustments is U.S. $1,735,177,500.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

| Name | Principal Amount (U.S.$) |
|---|---|
| Credit Suisse Securities (Europe) Limited | 583,333,000 |
| RBS Securities Inc. | 583,334,000 |
| UBS Limited | 583,333,000 |

2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: [ABA No. 021000021 JPMCHASE/GREENWICH]; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

3. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Fed Fiscal Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3388

FOR THE MANAGERS:

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
Attention: MTN Trading Desk
Telephone: +44 20 7888 4021
Facsimile: +44 20 7905 6128

RBS Securities Inc.
600 Washington Boulevard
Stamford, CT 06901
Attention: Debt Capital Markets Syndicate
Facsimile: 203-873-4534

UBS Limited
100 Liverpool Street
London EC2M 2RH
Attention: MTNs and Private Placements
Telephone: +44 20 7567 2479
Facsimile: +44 20 7568 3349

6. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a

public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By: 
Name:
Title:

RBS SECURITIES INC.

By: ______________________________
Name:
Title:

UBS LIMITED

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By: ______________________________
Name:
Title:

RBS SECURITIES INC.



By: ______________________________
Name: Victor Forte
Title: Managing Director

UBS LIMITED

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By: ______________________________
Name:
Title:

RBS SECURITIES INC.

By: ______________________________
Name:
Title:

UBS LIMITED



By: ______________________________
Name: SALVATORE ALOISI
Title: Associate Director



By: ______________________________
Name:
Title: Alistair Ferguson
Executive Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By: ______________________________
Name:
Title:

RBS SECURITIES INC.

By: ______________________________
Name:
Title:

UBS LIMITED

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

File No. 83-1
Regulation IA
Rule 2 (a)



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 09 2010
WASH. D.C.
211

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

**For the fiscal quarter ended June 30, 2010**
**INTER-AMERICAN DEVELOPMENT BANK (the "Bank")**
**Washington, D.C. 20577**

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2010, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

**Annex A**

## Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

| Borrowing Currency | Borrowing Amount | Coupon (%) | Issue Price (%) | Issue Date | Maturity Date |
|---|---|---|---|---|---|
| BRL | 35,000,000 | 9.50 | 101.295 | 6-Apr-2010 | 6-Jan-2014 |
| INR | 9,200,000,000 | 2.50 | 99.71 | 7-Apr-2010 | 11-Mar-2013 |
| BRL | 50,000,000 | 9.50 | 101.653 | 12-Apr-2010 | 4-Feb-2013 |
| BRL | 19,000,000 | 8.10 | 100.00 | 26-Apr-2010 | 27-Apr-2015 |
| BRL | 14,000,000 | 8.20 | 100.00 | 27-Apr-2010 | 30-Apr-2013 |
| USD | 20,000,000 | Zero Coupon Callable | 100.00 | 10-May-2010 | 10-May-2040 |
| USD | 155,100,000 | Zero Coupon Callable | 19.33666646 | 10-May-2010 | 25-May-2040 |
| USD | 1,000,000,000 | 1.625 | 99.753 | 19-May-2010 | 15-July-2013 |
| INR | 1,000,000,000 | 3.00 | 100.505 | 26-May-2010 | 25-Mar-2014 |
| USD | 10,000,000 | Zero Coupon Callable | 100.00 | 28-May-2010 | 28-May-2040 |
| USD | 10,000,000 | Zero Coupon Callable | 100.00 | 28-May-2010 | 28-May-2040 |
| INR | 470,000,000 | 2.50 | 99.60 | 3-June-2010 | 11-Mar-2013 |
| TRY | 235,000,000 | 0.50 | 66.70 | 3-June-2010 | 17-June-2015 |
| BRL | 50,000,000 | 9.00 | 100.825 | 4-June-2010 | 28-Aug-2012 |
| IDR | 93,000,000,000 | 6.50 | 100.00 | 4-June-2010 | 4-June-2014 |
| BRL | 7,500,000 | 9.10 | 100.00 | 17-June-2010 | 18-Jun-2012 |
| AUD | 300,000,000 | 6.00 | 101.250 | 17-June-2010 | 25-May-2016 |
| USD | 125,000,000 | 1.75 | 101.259 | 21-June-2010 | 22-Oct-2012 |
| USD | 2,250,000,000 | 2.25 | 99.426 | 25-June-2010 | 15-July-2015 |

Annex B

# Inter-American Development Bank

# Ordinary Capital



# Management's Discussion and Analysis
# and
# Condensed Quarterly Financial Statements
# June 30, 2010
# (Unaudited)

## TABLE OF CONTENTS

## MANAGEMENT'S DISCUSSION AND ANALYSIS
*June 30, 2010*

### INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 1, 2010, which includes the Ordinary Capital financial statements for the year ended December 31, 2009. The Bank undertakes no obligation to update any forward-looking statements.

### FINANCIAL STATEMENT REPORTING
The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

The Bank has elected to measure at fair value most of its medium- and long-term debt (i.e., borrowings funding floating rate assets) to reduce the income volatility resulting from previously accounting for its borrowings at amortized cost and its borrowing swaps at fair value through income. The remaining reported income volatility from borrowing operations is not fully representative of the underlying economics of the transactions as the Bank generally holds its borrowings and swaps to maturity. Additional income volatility results from the accounting asymmetry of carrying the Bank loans at amortized cost and the lending swaps at fair value through income. Accordingly, the Bank defines Income before Net fair value adjustments on non-trading portfolios[1] (previously Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value) as "Operating Income", which excludes the impact of the fair value adjustments associated with financial instruments (other than trading investments) from the results of the Bank's operations.

Net fair value adjustments on non-trading portfolios are reported separately in the Condensed Statement of Income and Retained Earnings, and are excluded from the determination of ratios and other financial parameters.

*ACCOUNTING DEVELOPMENTS:* As described in Note B to the condensed quarterly financial statements, in the first quarter of 2010, the Bank adopted an amendment to the accounting standard for Fair Value Measurements (FASB ASC 820-10). This amendment required further disclosures regarding fair value measurements.

### OVERVIEW
*ECONOMIC ENVIRONMENT:* In light of the global financial and economic situation and its impact in our region, during the last two years demand for Bank lending increased significantly affecting the Bank's lending capacity in the near term. To address the short-term lending constraint, in 2009 the Bank took certain measures including: (i) the elimination of a policy-based lending constraint, instead relying on the Bank's existing borrowing limits, and (ii) the acceptance of an offer by Canada to increase its callable capital, on a temporary basis, by $4 billion. In addition, to ensure that the Bank has adequate capital to meet its long term objectives, the Board of Governors at its Annual Meeting in Cancun in March 2010 agreed, subject to the completion of all requirements under the respective domestic laws, to pursue a capital increase for the Bank in the amount of $70 billion that would be subscribed to by Bank members over a five-year period. Of this amount, $1.7 billion would be in the form of paid-in capital and the remainder would represent callable capital. Effective July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the above-mentioned amount (See Recent Developments section for further details).

The capital adequacy position of the Bank remains strong, as indicated by the equity-to-loans ratio[2] (See Box 1). In addition, the liquidity levels are robust and in line with Bank policy.

During the six months ended June 30, 2010, the trading investments portfolio experienced net mark-to-market gains of $262 million, compared to net mark-to-market losses of $41 million experienced during the six months ended June 30, 2009. The trading investments portfolio's net interest income, excluding realized and unrealized investment gains and losses, added income of $35 million during the first six months of the year, same as the first six months period in 2009.

---

[1] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

[2] The equity-to-loans ratio is "Equity" (defined as the sum of Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members), and cumulative Net fair value adjustments on non-trading portfolios) to outstanding loans and net guarantee exposure.

***FINANCIAL OVERVIEW***: During the first six months of 2010, the Bank approved 43 loans totaling $2.4 billion compared to 38 loans that totaled $4.8 billion during the same period in 2009. In addition, the Bank issued bonds for a total face amount of $9.8 billion (2009 – $10.0 billion) that generated proceeds of $8.9 billion (2009 - $9.9 billion), representing decreases of $0.2 billion and $1.0 billion, respectively. The average life of new issues was 5.2 years (2009 – 3.8 years).

During the six months ended June 30, 2010, there were two approved non-trade-related guarantees without sovereign counter-guarantee for $53 million (2009 - $0 million). In addition, the Bank issued 52 trade-related guarantees for a total of $78 million (2009 – 54 guarantees issued for a total of $81 million).

For the first semester of 2010, the Board of Executive Directors maintained the lending spread at 0.95%, the credit commission at 0.25%, and no supervision and inspection fee.

Operating Income during the first six months of 2010 was $685 million, compared to $331 million for the same period last year, an increase of $354 million. This increase was substantially due to higher net interest income of $407 million, resulting mainly from an increase in net investment income and net interest income from loans.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the borrowing swaps are significantly offset by the changes in fair value of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, and the changes in fair value of lending swaps, which are not offset by corresponding changes in fair value of loans, as all the Bank's loans are recorded at amortized cost. Net fair value adjustments on non-trading portfolios for the six months ended June 30, 2010 amounted to a loss of $777 million, compared to a loss of $142 million for the same period last year. Fair value losses on lending swaps amounted to $881 million, which were partially compensated by gains associated with a slight widening of the Bank's credit spreads on the borrowing portfolio (approximately $39 million) and changes in swap basis spreads (approximately $50 million). (See Note H to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios).

During the six months period ended June 30, 2010, there were net currency translation losses of $55 million on the Bank's net assets, mostly due to the appreciation of the United States dollar against the euro and the Swiss franc currencies partially offset by a depreciation of the Japanese yen, compared to net currency translation losses of $133 million for the same period in 2009.

The equity-to-loans ratio at June 30, 2010 was 35.2% compared to 34.2% at the end of last year.

**Box 1: Selected Financial Data**

**(Amounts expressed in millions of United States dollars)**

| | Six months ended June 30, 2010 | Six months ended June 30, 2009 | Year ended December 31, 2009 |
|---|---|---|---|
| **Lending Summary** | | | |
| Loans and guarantees approved [1][2] | $ 2,495 | $ 4,789 | $ 15,278 |
| Undisbursed portion of approved loans | 21,129 | 19,669 | 21,555 |
| Gross loan disbursements | 2,413 | 4,022 | 11,424 |
| Net loan disbursements | 178 | 2,003 | 6,882 |
| **Income Statement Data** | | | |
| Operating income | $ 685 | $ 331 | $ 1,294 |
| Net fair value adjustments on non-trading portfolios [3] | (777) | (142) | (500) |
| Net income (loss) | (92) | 189 | 794 |
| **Returns and Costs, after swaps** | | | |
| Return on average loans outstanding | 3.16% | 3.97% | 3.75% |
| Return on average liquid investments [4] | 3.85% | 1.51% | 4.29% |
| Average cost of borrowings outstanding during the period | 0.96% | 2.25% | 1.78% |

| | June 30, 2010 | June 30, 2009 | December 31, 2009 |
|---|---|---|---|
| **Balance Sheet Data** | | | |
| Cash and investments-net [5], after swaps | $ 20,018 | $ 20,373 | $ 20,204 |
| Loans outstanding [6] | 58,219 | 58,008 | 58,049 |
| Borrowings outstanding [7], after swaps | 57,277 | 53,599 | 57,697 |
| Total equity | 20,526 | 19,501 | 20,674 |
| **Equity[8]-to-Loans [9] Ratio** | 35.2% | 34.6% | 34.2% |

[1] Excludes guarantees issued under the Trade Facilitation Program.
[2] As of December 31, 2009, includes $800 million of loan approvals cancelled during the year.
[3] Previously known as Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value.
[4] Geometrically-linked time-weighted returns.
[5] Net of Receivable/Payable for investment securities sold/purchased and Payable for cash collateral received.
[6] Excludes lending swaps in a net liability position of $836 million.
[7] Net of premium/discount.
[8] Paid in capital stock, retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net recivable from members (but not net payable to members) and the cumulative effect of net fair value adjustments on non-trading portfolios.
[9] Includes loans outstanding and net guarantee exposure.

## CAPITAL ADEQUACY

During the first quarter of 2010, the Bank adopted a new capital adequacy framework that consists of a revised policy on capital adequacy and new systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for operational risk.

The new policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that will enable Management to design efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

**CONDENSED BALANCE SHEETS**

***LOAN PORTFOLIO***: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, up to 10% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, may be made without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed operations). As part of the new General Capital Increase, these policy limits have been revised. See Capital Increase under "Recent Developments".

The loan portfolio is the Bank's principal earning asset of which, at June 30, 2010, 95% was sovereign-guaranteed. At June 30, 2010, the total volume of outstanding loans was \$58.2 billion, compared with \$58.0 billion as of December 31, 2009.

As of June 30, 2010, 6.3% of outstanding loans and guarantees, not including emergency loans and loans under the Liquidity Program, were non-sovereign-guaranteed compared to 6.4% at December 31, 2009. The non-sovereign-guaranteed loan portfolio totaled \$3.0 billion, compared to \$2.9 billion as of December 31, 2009.

***INVESTMENT PORTFOLIO***: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, decreased \$106 million during the first six months of 2010, mainly resulting from currency translation adjustments (\$644 million), net loan disbursements (\$178 million) and net cash outflows from borrowings (\$26 million), partially offset by net cash inflows from operating activities (\$489 million), and mark-to-market gains (\$257 million).

During the first quarter of 2010, a loss of \$5 million was included in earnings as a result of the transfer of a held-to-maturity security to the trading investments portfolio.

***BORROWING PORTFOLIO***: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, decreased \$420 million compared with December 31, 2009, primarily due to currency translation adjustments of \$443 million.

***EQUITY:*** Equity at June 30, 2010 was \$20,526 million, a decrease of \$148 million from December 31, 2009, reflecting a net loss of \$92 million for the first semester and currency translation losses of \$55 million.

**RESULTS OF OPERATIONS**

Table 1 shows a breakdown of Operating Income. For the six months ended June 30, 2010, Operating Income was \$685 million compared to \$331 million for the same period last year, an increase of \$354 million, substantially due to higher net interest income of \$407 million, partially offset by a higher Provision for loan and guarantee losses of \$30 million and higher net non-interest expenses of \$21 million.

The Bank had net interest income of \$964 million during the first semester of 2010, compared to \$557 million for the same period last year. The increase was mostly due to higher net investment income of approximately \$302 million on the Bank's trading investments portfolio, resulting from net mark-to-market gains of \$262 million compared to losses of \$41 million for the same period in 2009, and higher net interest income from loans due to increased lending spreads.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the six months ended June 30, 2010 and 2009 and the year ended December 31, 2009 are shown in Table 2.

**Table 1: OPERATING INCOME**
**(Expressed in millions of United States dollars)**

| | Six months ended June 30, | |
|---|---|---|
| | **2010** | **2009** |
| Loan interest income | $ 883 | $ 989 |
| Investment income: | | |
| Interest | 93 | 176 |
| Net gains (losses) | 257 | (41) |
| | 1,233 | 1,124 |
| Less: | | |
| Borrowing expenses | 269 | 567 |
| Net interest income | 964 | 557 |
| Other loan income | 27 | 29 |
| Other expenses: | | |
| Provision for loan and guarantee losses | 38 | 8 |
| Net non-interest expense | 268 | 247 |
| Total | 306 | 255 |
| Operating Income | $ 685 | $ 331 |

**Table 2: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS**
**(Amounts expressed in millions of United States dollars)**

| | Six months ended June 30, 2010 | | Six months ended June 30, 2009 | | Year ended December 31, 2009 | |
|---|---|---|---|---|---|---|
| | Average balance | Return/Cost % | Average balance | Return/Cost % | Average balance | Return/Cost % |
| Loans [(1)] | $ 57,999 | 3.08 | $ 51,818 | 3.85 | $ 53,434 | 3.62 |
| Liquid investments [(2)] | 18,786 | 3.85 | 17,683 | 1.51 | 19,061 | 4.29 |
| Total earning assets | 76,785 | 3.27 | 69,501 | 3.25 | 72,495 | 3.80 |
| Borrowings | 56,700 | 0.96 | 51,063 | 2.25 | 53,372 | 1.78 |
| Interest spread | | 2.31 | | 1.00 | | 2.02 |
| Net interest margin [(3)] | | 2.53 | | 1.62 | | 2.50 |

[(1)] Excludes loan fees.
[(2)] Geometrically-linked time-weighted returns.
[(3)] Represents net interest income as a percent of average earning assets.

## COMMITMENTS

*GUARANTEES*: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. During the six months ended June 30, 2010, there were two approved non-trade-related guarantees without sovereign counter-guarantee for $53 million (2009 - $0 million). In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the six months ended June 30, 2010, the Bank issued 52 trade-related guarantees for a total of $78 million (2009 – 54 guarantees issued for a total of $81 million).

*CONTRACTUAL OBLIGATIONS*: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At June 30, 2010, undisbursed loans amounted to $21,129 million and the av-

erage maturity of the medium- and long-term borrowing portfolio, after swaps, was 5.06 years with contractual maturity dates through 2040[3].

**OTHER DEVELOPMENTS DURING THE PERIOD**

*LIQUIDITY MANAGEMENT*: During the first six months of 2010 many market indices and economic indicators continued to show signs of improvement though at a slower pace as the second quarter ended. Furthermore, as a result of the still weak economic fundamentals in the world's major economies and the ongoing deleveraging of financial institutions, the recovery in market pricing for structured securities has lagged other sectors that reached pre-crisis (2007) levels at the end of the first quarter.

The limited liquidity and high volatility in the asset-backed and mortgage-backed securities markets have continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures in these sectors. Valuations continue to be impacted by market factors, such as rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

During the six months ended June 30, 2010, the Bank recognized $262 million of mark-to-market gains in its trading investments portfolio (2009 – losses of $41 million). These investment gains substantially relate to the $3.4 billion asset-backed and mortgage-backed securities portion of the portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, as of June 30, 2010, 43.8% is still rated AAA, 82.7% is rated investment grade, and except for a de *minimis* amount of principal losses during 2009 and 2010 and an asset-backed commercial paper position with a fair value of $17 million which is in default since 2007, the portfolio continues to perform. The exposure for the whole investment portfolio amounted to $19.9 billion at June 30, 2010 ($20.0 billion at December 31, 2009). The quality of the overall portfolio continues to be high, as 83.2% of the exposure is rated AAA and AA, 8.2% carry the highest short-term ratings (A1+), 4.1% is rated A, and 4.5% is rated below A. Table 3 shows a breakdown of the trading investments portfolio at June 30, 2010 and December 31, 2009 by major security class together with unrealized gains and losses included in Income from Investments on securities held at the end of the respective periods.

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[3] The maturity structure of medium- and long-term borrowings outstanding at the end of 2009 is presented in Appendix I-5 to the December 31, 2009 financial statements.

**Table 3: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS**
**(Expressed in millions of United States dollars)**

| | June 30, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| | Fair Value [1] | Unrealized Gains (Losses) | Fair Value [1] | Unrealized Gains (Losses) |
| Obligations of the United States Government and its corporations and agencies | $ 2,545 | $ - | $ 819 | $ - |
| U.S. government-sponsored enterprises | 1,282 | (5) | 540 | 3 |
| Obligations of non-U.S. governments and agencies | 5,020 | - | 6,574 | 17 |
| Bank obligations | 4,391 | (21) | 4,458 | 57 |
| Corporate securities | - | - | 49 | 7 |
| Mortgage-backed securities | **2,188** | **120** | **2,337** | **184** |
| U.S. residential | 586 | 58 | 574 | 62 |
| Non-U.S. residential | 1,133 | 23 | 1,248 | 109 |
| U.S. commercial | 191 | 40 | 165 | 12 |
| Non-U.S. commercial | 278 | (1) | 350 | 1 |
| Asset-backed securities | **1,202** | **97** | **1,558** | **114** |
| Collateralized loan obligations | 700 | 49 | 1,028 | 78 |
| Other collateralized debt obligations | 155 | 34 | 135 | (13) |
| Other asset-backed securities | 347 | 14 | 395 | 49 |
| **Total trading investments** | **$ 16,628** | **$ 191** | **$ 16,335** | **$ 382** |

[1] Includes accrued interest of $17 million at June 30, 2010 and $31 million at December 31, 2009, presented in the Condensed Balance sheet under Accrued interest and other charges.

***Patient Protection and Affordable Care Act (the PPACA) and the Health Care and Education Reconciliation Act of 2010 (HCERA):*** In March 2010, the President of the United States of America signed into law the PPACA and the HCERA. The new legislation seeks to reform the U.S. health care system and its various provisions will be regulated and become effective over the following several years. The Bank is currently evaluating the impact of this new legislation.

## RECENT DEVELOPMENTS

*Capital Increase*: Effective July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the above-mentioned amount of $70 billion that would be subscribed to by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in capital and the remainder would represent callable capital. The Board of Governors also approved the expansion of the Bank's non-sovereign-guaranteed (NSG) operations, which, until December 31, 2012 will be capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of total equity calculated in the context of the Bank's capital adequacy policy. Effective January 1, 2013, limitations on NSG operations different from such 20 percent shall be established by the Board of Executive Directors, subject to the Bank's NSG Strategy and capital adequacy policy. Additionally, and in an effort to ensure the Bank's continued support for Haiti's reconstruction and development, the Board of Governors approved the transfer of $72 million of Ordinary Capital income to the IDB Grant Facility and agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income, beginning in 2011 and through 2020, to the IDB Grant Facility.

The Board of Governors also approved an Income Management Model (IMM) for the Ordinary Capital of the Bank. With the approval of the IMM, annual decisions related to uses of Ordinary Capital income will be driven by the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending and disbursement programs; the annual budget; and annual income transfers. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated fashion.

***Conversion of Single Currency Facility (SCF) and Currency Pooling System (CPS) Adjustable Rate Loans to LIBOR-Based Loans-Second Execution:*** As part of the Bank's effort to continue developing flexible, market-based products that enable borrowers to better manage their debt with the Bank, in January 2009, the Board of Executive Directors approved (i) an offer to borrowers to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed-rate or any combination thereof (the Conversion Offer); and (ii) the discontinuation of the Bank's SCF-adjustable rate prod-

uct effective June 30, 2009 (CPS loans had been discontinued in 2003).

As a result of the second execution of the Conversion Offer, conversion of outstanding loan balances of $5.7 billion were carried out at market rates with an effective date of August 1, 2010, as follows: $1.4 billion of CPS converted to USD LIBOR-based rate, $1.3 billion of CPS to USD fixed rate, $0.7 billion of SCF to USD LIBOR-based rate, and $2.3 billion of SCF to fixed rate. Future disbursements on converted loans will carry the same fixed cost basis, which excludes the Bank's lending spread, over LIBOR determined at the time of execution of the conversion.

With the second execution, the Bank completed its Conversion Offer, which resulted in total loan conversions of $32.0 billion as follows: $3.0 billion of CPS to USD LIBOR-based rate, $6.7 billion of CPS to USD fixed rate, $1.9 billion of SCF to USD LIBOR-based rate, and $20.4 billion of SCF to fixed rate.

***LOAN CHARGES:*** For the second semester of 2010, the Board of Executive Directors maintained the lending spread at 0.95%, the credit commission at 0.25%, and no supervision and inspection fee.

***ASSET AND LIABILITY MANAGEMENT POLICY:*** On July 28, 2010, the Board of Executive Director approved a new policy for asset/liability management for the Bank. Under this new policy, the Bank will continue its approach of aligning its assets and liabilities to minimize market risk. In addition, the policy provides rules for the active management of equity duration and for limiting the accumulation of debt redemptions within any 12-month period.

***MANAGEMENT CHANGES:*** On July 6, 2010, the Board of Governors re-elected Mr. Luis Alberto Moreno as President of the Bank for an additional five year term beginning on October 1, 2010. Mr. Moreno was first elected by the Board of Governors on July 27, 2005 for a five-year term beginning on October 1, 2005.

On July 1, 2010, Mr. Daniel M. Zelikow resigned as Executive Vice President of the Bank. Ms. Julie T. Katzman, General Manager of the Office of the Multilateral Investment Fund, has been appointed to serve as Executive Vice President, a.i.

***FINANCIAL REFORM - THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT:*** On July 21, 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank is currently assessing the impact of this financial regulatory reform on its operations.

# Condensed Quarterly Financial Statements
# (Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

***CONDENSED BALANCE SHEET***
*(Expressed in millions of United States dollars)*

| | June 30, 2010 (Unaudited) | | December 31, 2009 | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Cash and investments** | | | | |
| Cash | $ 166 | | $ 242 | |
| Investments - Note C | | | | |
| Trading | 16,611 | | 16,304 | |
| Held-to-maturity | 3,283 | $ 20,060 | 3,810 | $ 20,356 |
| **Loans outstanding - Note D** | 58,219 | | 58,049 | |
| Allowance for loan losses | (152) | 58,067 | (116) | 57,933 |
| **Accrued interest and other charges** | | 877 | | 895 |
| **Receivable from members** | | 418 | | 401 |
| **Currency and interest rate swaps - Notes F, G and K** | | | | |
| Investments - trading | 3 | | - | |
| Loans | 28 | | 248 | |
| Borrowings | 4,208 | 4,239 | 3,647 | 3,895 |
| **Other assets** | | 599 | | 526 |
| **Total assets** | | $ 84,260 | | $ 84,006 |
| **LIABILITIES AND EQUITY** | | | | |
| **Liabilities** | | | | |
| Borrowings - Notes E, G and K | | | | |
| Short-term | $ 670 | | $ 1,908 | |
| Medium- and long-term | | | | |
| Measured at fair value | 50,012 | | 45,493 | |
| Measured at amortized cost | 9,966 | $ 60,648 | 12,906 | $ 60,307 |
| Currency and interest rate swaps - Notes F, G and K | | | | |
| Investments - Trading | 29 | | 11 | |
| Loans | 864 | | 171 | |
| Borrowings | 837 | 1,730 | 1,037 | 1,219 |
| Payable for investment securities purchased | | 50 | | 140 |
| Amounts payable to maintain value of currency holdings | | 370 | | 556 |
| Accrued interest on borrowings | | 517 | | 622 |
| Other liabilities | | 419 | | 488 |
| **Total liabilities** | | 63,734 | | 63,332 |
| **Equity** | | | | |
| Capital stock | | | | |
| Subscribed 8,702,335 shares | 104,980 | | 104,980 | |
| Less callable portion | (100,641) | | (100,641) | |
| Paid-in capital stock | 4,339 | | 4,339 | |
| Retained earnings | 15,349 | | 15,441 | |
| Accumulated other comprehensive income | 838 | 20,526 | 894 | 20,674 |
| **Total liabilities and equity** | | $ 84,260 | | $ 84,006 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

***CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS***
*(Expressed in millions of United States dollars)*

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | **2010** | 2009 | **2010** | 2009 |
| | (Unaudited) | | (Unaudited) | |
| **Income** | | | | |
| Loans, after swaps - Notes D and F | **$ 456** | $ 514 | **$ 910** | $ 1,018 |
| Investments - Note C | | | | |
| Interest | **45** | 77 | **93** | 176 |
| Net gains (losses) | **63** | 61 | **257** | (41) |
| Other | **5** | 4 | **14** | 10 |
| Total income | **569** | 656 | **1,274** | **1,163** |
| **Expenses** | | | | |
| Borrowing expenses, after swaps - Notes E, F and G | **124** | 260 | **269** | 567 |
| Provision for loan and guarantee losses - Note D | **12** | 5 | **38** | 8 |
| Administrative expenses | **136** | 119 | **259** | 227 |
| Special programs | **16** | 15 | **23** | 30 |
| Total expenses | **288** | 399 | **589** | 832 |
| **Income before Net fair value adjustments on non-trading portfolios** | **281** | 257 | **685** | 331 |
| **Net fair value adjustments on non-trading portfolios - Notes E, F, G and H** | **(760)** | (659) | **(777)** | (142) |
| **Net income (loss)** | **(479)** | (402) | **(92)** | 189 |
| **Retained earnings, beginning of period** | **15,828** | 15,238 | **15,441** | 14,647 |
| **Retained earnings, end of period** | **$15,349** | $ 14,836 | **$15,349** | $ 14,836 |

***CONDENSED STATEMENT OF COMPREHENSIVE INCOME***
*(Expressed in millions of United States dollars)*

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | **2010** | 2009 | **2010** | 2009 |
| | (Unaudited) | | (Unaudited) | |
| **Net income (loss)** | **$ (479)** | $ (402) | **$ (92)** | $ 189 |
| **Other comprehensive income** | | | | |
| Translation adjustments | **(27)** | 97 | **(55)** | (133) |
| Reclassification to income - cash flow hedges | **-** | - | **-** | 1 |
| Total other comprehensive income (loss) | **(27)** | 97 | **(55)** | (132) |
| **Comprehensive income (loss)** | **$ (506)** | $ (305) | **$ (147)** | $ 57 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

***CONDENSED STATEMENT OF CASH FLOWS***
*(Expressed in millions of United States dollars)*

| | Six months ended June 30, | |
|---|---|---|
| | **2010** | **2009** |
| | **(Unaudited)** | |
| **Cash flows from lending and investing activities** | | |
| Lending: | | |
| Loan disbursements (net of participations) | **$ (2,413)** | $ (4,022) |
| Loan collections (net of participations) | **2,235** | 2,019 |
| Net cash used in lending activities | **(178)** | (2,003) |
| Gross purchases of held-to-maturity investments | **(2,989)** | (1,595) |
| Gross proceeds from maturities of held-to-maturity investments | **3,217** | 1,611 |
| Miscellaneous assets and liabilities | **(99)** | (21) |
| Net cash used in lending and investing activities | **(49)** | (2,008) |
| **Cash flows from financing activities** | | |
| Medium- and long-term borrowings: | | |
| Proceeds from issuance | **8,776** | 9,945 |
| Repayments | **(7,563)** | (2,658) |
| Short-term borrowings, net | **(1,239)** | (1,846) |
| Cash collateral received | **3** | 342 |
| Collections of receivable from members | **4** | 4 |
| Net cash (used in) provided by financing activities | **(19)** | 5,787 |
| **Cash flows from operating activities** | | |
| Gross purchases of trading investments | **(17,305)** | (15,330) |
| Gross proceeds from sale or maturity of trading investments | **16,814** | 11,375 |
| Loan income collections, after swaps | **925** | 1,162 |
| Interest and other costs of borrowings, after swaps | **(246)** | (593) |
| Income from investments | **87** | 175 |
| Other income | **13** | 10 |
| Administrative expenses | **(271)** | (168) |
| Special programs | **(19)** | (15) |
| Net cash used in operating activities | **(2)** | (3,384) |
| **Effect of exchange rate fluctuations on cash** | **(6)** | (2) |
| **Net (decrease) increase in cash** | **(76)** | 393 |
| **Cash, beginning of year** | **242** | 301 |
| **Cash, end of period** | **$ 166** | $ 694 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

### NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2009 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (GAAP). The results of operations for the first six months of the current year are not necessarily indicative of the results that may be expected for the full year.

### NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued the Accounting Standard Update (ASU) No. 2010-06 "Improving Disclosures about Fair Value Measurements". This update improves the disclosure requirements related to Fair Value Measurements and Disclosures—Overall Subtopic-FASB ASC Subtopic 820-10. ASU No. 2010-06 requires separate disclosure of transfers in and out of Levels 1 and 2 and a description of the reasons for these transfers. It also requires disclosures on a gross basis of purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). In addition, ASU No. 2010-06 clarifies the requirement to provide fair value measurement disclosures for each class rather than major categories of assets and liabilities. This update also clarifies the requirement to disclose the valuation techniques and significant inputs used to measure fair value for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures were effective for the Bank for interim and annual reporting periods beginning in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the reconciliation of activity in Level 3 fair value measurements, which are effective for periods beginning in 2011. The applicable new disclosure requirements have been incorporated in Note G – "Fair Value Measurements" to the condensed quarterly financial statements.

### NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA- rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (asset-backed, and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $190 million on trading portfolio instruments held at June 30, 2010 (losses of $126 million at June 30, 2009), were included in Income from investments. Unrealized gains and losses recognized are substantially related to the $3.4 billion asset-backed and mortgage-backed securities portion of the trading investments portfolio at June 30, 2010 ($3.6 billion at June 30, 2009).

In 2009, the investment portfolio started to recover from the financial markets crisis that started in 2007, as financial market conditions improved. However, the effect of the crisis, characterized by limited liquidity and high volatility in the markets, continues to affect, albeit to a lesser extent, the Bank's ability to mitigate its credit risk by selling or hedging its exposures in sectors such as asset-backed and mortgage-backed securities. In addition, while valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur, the recovery that started in 2009 has continued in 2010, as the Bank recognized additional net mark-to-market gains from its trading portfolio. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its trading investments, including external pricing services, independent dealer prices, and observable market yield curves.

A summary of the trading investments portfolio at June 30, 2010 and December 31, 2009 is shown in Note G – "Fair Value Measurements". In addition, a summary of the held-to-maturity portfolio and the portfolio's maturity structure at June 30, 2010 and December 31, 2009 are shown below (in millions):

**HELD-TO-MATURITY**

| Investment Category /Years of Maturity | June 30, 2010 Net carrying amount (1) | Gross unrealized gains | Gross unrealized losses | Fair value (1) | December 31, 2009 Net carrying amount (1) | Gross unrealized gains | Gross unrealized losses | Fair value (1) |
|---|---|---|---|---|---|---|---|---|
| **Obligations of non-U.S. governments** | | | | | | | | |
| **and agencies** | **$ 2,932** | **$ 68** | **$ -** | **$ 3,000** | **$ 3,521** | **$ 76** | **$ 6** | **$ 3,591** |
| 2010 | 980 | 1 | - | 981 | 1,369 | 6 | - | 1,375 |
| 2011 to 2014 | 1,952 | 67 | - | 2,019 | 2,152 | 70 | 6 | 2,216 |
| **Bank obligations** | **271** | **1** | **-** | **272** | **167** | **1** | **-** | **168** |
| 2010 | 247 | - | - | 247 | 143 | - | - | 143 |
| 2011 to 2014 | 24 | 1 | - | 25 | 24 | 1 | - | 25 |
| **Asset-backed securities** | **80** | **-** | **-** | **80** | **122** | **2** | **-** | **124** |
| 2010 | 47 | - | - | 47 | 88 | 1 | - | 89 |
| 2011 to 2014 | 33 | - | - | 33 | 34 | 1 | - | 35 |
| **Total** | **$ 3,283** | **$ 69** | **$ -** | **$ 3,352** | **$ 3,810** | **$ 79** | **$ 6** | **$ 3,883** |
| 2010 | 1,274 | 1 | - | 1,275 | 1,600 | 7 | - | 1,607 |
| 2011 to 2014 | 2,009 | 68 | - | 2,077 | 2,210 | 72 | 6 | 2,276 |

(1) Excludes accrued interest.

As of June 30, 2010 and December 31, 2009, the Bank does not have any investment that is other-than-temporarily impaired in its held-to-maturity investments portfolio. Held-to-maturity investments with continuous unrealized losses, that are not deemed to be other-than-temporarily impaired as of June 30, 2010 and December 31, 2009, are summarized below (in millions):

| Category of Investments | June 30, 2010 Less than 12 Months Fair Value | Unrealized Losses (1) | 12 Months or Greater Fair Value | Unrealized Losses (1) | Total Fair Value | Unrealized Losses (1) |
|---|---|---|---|---|---|---|
| Obligations of non-U.S. governments and agencies | $ 454 | $ - | $ 51 | $ - | $ 505 | $ - |
| Bank obligations | 197 | - | - | - | 197 | - |
| Total | $ 651 | $ - | $ 51 | $ - | $ 702 | $ - |

(1) Unrealized losses are less than $0.5 million.

| Category of Investments | December 31, 2009 Less than 12 Months Fair Value | Unrealized Losses | 12 Months or Greater Fair Value | Unrealized Losses | Total Fair Value | Unrealized Losses |
|---|---|---|---|---|---|---|
| Obligations of non-U.S. governments and agencies | $ 552 | $ 3 | $ 51 | $ 3 | $ 603 | $ 6 |
| Bank obligations | 111 | - | - | - | 111 | - |
| Total | $ 663 | $ 3 | $ 51 | $ 3 | $ 714 | $ 6 |

The Bank only invests in high credit quality instruments. At June 30, 2010, 66% of the Held-to-maturity investments are rated AAA, 31% are rated AA, and 3% are rated A. The Bank expects to collect all amounts due according to the contractual terms prevailing on the acquisition date of these investments. Accordingly, and because the Bank has the ability and intent to hold these investments until maturity, it does not consider these investments to be other-than-temporarily impaired at June 30, 2010.

During the first quarter of 2010, the Bank transferred a security with a carrying value of $52 million from the held-to-maturity portfolio to the trading investments portfolio due to the further deterioration of the issuer's credit worthiness. A loss of $5 million was included in earnings as a result of such transfer.

## NOTE D – LOANS AND GUARANTEES

*LOAN CHARGES:* For the first semester of 2010, the Board of Executive Directors kept the lending spread at 0.95%, the credit commission at 0.25%, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans, comprising approximately 93% of the loan portfolio, and are subject to periodic review and approval by the Board of Executive Directors.

*IMPAIRED LOANS AND ALLOWANCE FOR LOAN LOSSES*: The Bank has non-sovereign guaranteed loans with outstanding balances of $124 million classified as impaired at June 30, 2010. All impaired loans have specific allowances for loan losses amounting to $63 million.

The following table provides financial information related to impaired loans as of June 30, 2010 and December 31, 2009 (in millions):

| | 2010 | 2009 |
|---|---|---|
| Recorded investment at end of period | $ 124 | $ 110 |
| Average recorded investment during period | 119 | 300 |

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three and six months ended June 30, 2010 and 2009 is as follow (in millions):

| | Three months ended June 30, | |
|---|---|---|
| | 2010 | 2009 |
| Loan income recognized | $ 1 | $ 3 |
| Loan income that would have been recognized on an accrual basis during the period | 2 | 3 |

| | Six months ended June 30, | |
|---|---|---|
| | 2010 | 2009 |
| Loan income recognized | $ 2 | $ 6 |
| Loan income that would have been recognized on an accrual basis during the period | 3 | 6 |

The changes in the allowance for loan and guarantee losses for the six months ended June 30, 2010 and the year ended December 31, 2009 were as follows (in millions):

| | 2010 | 2009 |
|---|---|---|
| Balance, beginning of year | $ 148 | $ 169 |
| Provision (credit) for loan and guarantee losses | 38 | (21) |
| Balance, end of period | $ 186 | $ 148 |
| Composed of: | | |
| Allowance for loan losses | $ 152 | $ 116 |
| Allowance for guarantee losses[1] | 34 | 32 |
| Total | $ 186 | $ 148 |

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

*GUARANTEES:* As of June 30, 2010, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,372 million (2009 - $1,404 million). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million. During the six months ended June 30, 2010, there were two approved non-trade-related guarantees without sovereign counter-guarantee for $53 million (2009 - $0 million).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP, which began to operate in 2005, authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1 billion outstanding at any time. During the first six months of the year, the Bank issued 52 guarantees for a total of $78 million under this program (2009 – 54 guarantees for a total of $81 million).

At June 30, 2010, guarantees of $901 million ($988 million at December 31, 2009), including $91 million issued under the TFFP ($97 million at December 31, 2009), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $48 million ($50 million at December 31, 2009) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 1 to 15 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called.

At June 30, 2010, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $746 million and was classified as follows (in millions):

| Internal Credit Risk Classification | Amount |
|---|---|
| Excellent | $ 96 |
| Very Strong | 60 |
| Strong | 41 |
| Satisfactory | 8 |
| Fair | 409 |
| Weak | 110 |
| Possible loss | 22 |
| **Total** | $ 746 |

## NOTE E – FAIR VALUE OPTION

In 2008, Management approved the election of the fair value option under GAAP for most of its medium- and long-term debt (mostly borrowings funding floating rate assets) to reduce the income volatility resulting from previously accounting for borrowings at amortized cost and marking to market the related borrowing swaps, with changes in fair value recognized in income. The Bank did not elect the fair value option for other borrowings that are within the same balance sheet category because they do not contribute to a mitigation of, or do not produce, income volatility.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and six months ended June 30, 2010 and 2009, as follows (in millions):

| | Three months ended June 30, | |
|---|---|---|
| | 2010 | 2009 |
| Borrowing expenses, after swaps | $ (507) | $ (432) |
| Net fair value adjustments on non-trading portfolios | (87) | (1,437) |
| Total changes in fair value included in Net income (loss) | $ (594) | $ (1,869) |

| | Six months ended June 30, | |
|---|---|---|
| | 2010 | 2009 |
| Borrowing expenses, after swaps | $ (1,008) | $ (825) |
| Net fair value adjustments on non-trading portfolios | (654) | (445) |
| Total changes in fair value included in Net income (loss) | $ (1,662) | $ (1,270) |

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of June 30, 2010 and December 31, 2009, was as follows (in millions):

| | June 30, 2010 | December 31, 2009 |
|---|---|---|
| Fair value | $ 50,430 [1] | $ 45,898 [1] |
| Unpaid principal outstanding | 48,170 | 44,813 |
| Fair value over unpaid principal outstanding | $ 2,260 | $ 1,085 |

[1] Includes accrued interest of $418 million at June 30, 2010 and $405 million at December 31, 2009.

## NOTE F – DERIVATIVES

*RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES*: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash.

*ACCOUNTING FOR DERIVATIVES*: All derivatives are recognized in the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

Changes in the fair value of investment derivatives and the related interest component are recorded in Income from investments. The interest component of the changes in fair value of lending and borrowing derivatives is recorded in Income from loans and Borrowing expenses, respectively, over the life of the derivative contract. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios (before 2010, Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value) in the Condensed Statement of Income and Retained Earnings.

The Bank occasionally issues debt securities that contain embedded derivatives; these securities are allocated to fund floating rate assets and are carried at fair value.

*FINANCIAL STATEMENTS PRESENTATION*: All derivative instruments are reported at fair value. The Bank's derivative instruments as of June 30, 2010 and December 31, 2009, and their related gains and losses for the three and six months ended June 30, 2010 and 2009, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

### Condensed Balance Sheet

| Derivatives not Designated as Hedging Instruments | Balance Sheet Location | June 30, 2010 [1] | | December 31, 2009 [1] | |
|---|---|---|---|---|---|
| | | Asset | Liability | Assets | Liabilities |
| Currency Swaps | Currency and interest rate swaps | | | | |
| | Investments - Trading | $ 3 | $ - | $ - | $ 3 |
| | Loans | 28 | 137 | 51 | 106 |
| | Borrowings | 2,679 | 748 | 2,810 | 848 |
| | Accrued interest and other charges | 111 | (95) | 142 | (65) |
| Interest Rate Swaps | Currency and interest rate swaps | | | | |
| | Investments - Trading | - | 29 | - | 8 |
| | Loans | - | 727 | 197 | 65 |
| | Borrowings | 1,529 | 89 | 837 | 189 |
| | Accrued interest and other charges | 209 | 72 | 117 | (11) |
| | | $ 4,559 | $ 1,707 | $ 4,154 | $ 1,143 |

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

### Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

| Derivatives not Designated as Hedging Instruments | Location of Gain or (Loss) from Derivatives | Three months ended June 30, 2010 | Three months ended June 30, 2009 | Six months ended June 30, 2010 | Six months ended June 30, 2009 |
|---|---|---|---|---|---|
| **Currency Swaps** | | | | | |
| Investments - Trading | Income from investments: | | | | |
| | Interest | $ - | $ - | $ (1) | $ (1) |
| Loans | Income from loans, after swaps | (21) | (8) | (35) | (12) |
| | Net fair value adjustments on non-trading portfolios | 48 | (22) | (37) | (52) |
| Borrowings | Borrowing expenses, after swaps | 284 | 211 | 573 | 376 |
| | Net fair value adjustments on non-trading portfolios | (592) | 1,188 | (149) | 859 |
| | Other comprehensive income-Translation adjustments | (11) | (6) | (2) | 23 |
| **Interest Rate Swaps** | | | | | |
| Investments - Trading | Income from investments: | | | | |
| | Interest | (15) | 1 | (19) | 3 |
| | Net gains (losses) | - | - | (6) | 2 |
| | Other comprehensive income-Translation adjustments | 4 | (2) | 6 | - |
| Loans | Income from loans, after swaps | (96) | (19) | (190) | (30) |
| | Net fair value adjustments on non-trading portfolios | (694) | 224 | (864) | 163 |
| Borrowings | Borrowing expenses, after swaps | 203 | 134 | 400 | 231 |
| | Net fair value adjustments on non-trading portfolios | 631 | (590) | 828 | (677) |
| | Other comprehensive income-Translation adjustments | (10) | 10 | (18) | (2) |
| **Futures** | Income from investments: | | | | |
| | Net gains (losses) | (1) | - | (1) | 1 |
| | | $ (270) | $ 1,121 | $ 485 | $ 884 |

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on June 30, 2010 is $165 million (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA credit rating to AA+, it would still not be required to post collateral at June 30, 2010.

The following tables provide information on the contract value/notional amounts of derivative instruments as of June 30, 2010 and December 31, 2009 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg.

| | June 30, 2010 | | | |
|---|---|---|---|---|
| Derivative type/ | Currency swaps | | Interest Rate swaps | |
| Rate type | Receivable | Payable | Receivable | Payable |
| Investments | | | | |
| Fixed | $ - | $ 31 | $ - | $ 1,680 |
| Adjustable | 35 | - | 1,680 | - |
| Loans | | | | |
| Fixed | - | 824 | - | 13,533 |
| Adjustable | 1,469 | 688 | 13,533 | - |
| Borrowings | | | | |
| Fixed | 19,889 | 72 | 28,650 | 349 |
| Adjustable | 6,610 | 24,244 | 5,783 | 33,498 |

| | December 31, 2009 | | | |
|---|---|---|---|---|
| Derivative type/ | Currency swaps | | Interest Rate swaps | |
| Rate type | Receivable | Payable | Receivable | Payable |
| Investments | | | | |
| Fixed........... | $ - | $ 36 | $ - | $ 986 |
| Adjustable..... | 35 | - | 986 | - |
| Loans | | | | |
| Fixed........... | - | 783 | - | 12,206 |
| Adjustable..... | 1,438 | 679 | 12,206 | - |
| Borrowings | | | | |
| Fixed........... | 20,427 | 645 | 24,561 | 415 |
| Adjustable..... | 6,958 | 23,971 | 5,198 | 28,880 |

## NOTE G – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments, including government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Medium-and long-term borrowings elected under the fair value option and lending and borrowing currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant

market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of June 30, 2010 and December 31, 2009 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

**Financial assets:**

| Assets | Fair Value Measurements June 30, 2010[1] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Investments - Trading: | | | | |
| Obligations of the United States Government and its corporations and agencies | $ 2,545 | $ 2,545 | $ - | $ - |
| U.S. government-sponsored enterprises | 1,282 | - | 1,282 | - |
| Obligations of non-U.S. governments and agencies | 5,020 | 267 | 4,753 | - |
| Bank obligations | 4,391 | - | 4,391 | - |
| Mortgage-backed securities: | | | | |
| U.S. residential | 586 | - | 586 | - |
| Non-U.S. residential | 1,133 | - | 1,123 | 10 |
| U.S. commercial | 191 | - | 191 | - |
| Non-U.S. commercial | 278 | - | 278 | - |
| Asset-backed securities: | | | | |
| Collateralized loan obligations | 700 | - | 700 | - |
| Other collateralized debt obligations | 155 | - | 69 | 86 |
| Other asset-backed securities | 347 | - | 330 | 17 |
| Total Investments - Trading | 16,628 | 2,812 | 13,703 | 113 |
| Currency and interest rate swaps | 4,559 | - | 4,559 | - |
| **Total** | **$ 21,187** | **$ 2,812** | **$ 18,262** | **$ 113** |

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $17 million for trading investments and $320 million for currency and interest rate swaps.

| Assets | Fair Value Measurements December 31, 2009[1] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Investments - Trading: | | | | |
| Obligations of the United States Government and its corporations and agencies | $ 819 | $ 819 | $ - | $ - |
| U.S. government-sponsored enterprises | 540 | - | 540 | - |
| Obligations of non-U.S. governments and agencies | 6,574 | 330 | 6,244 | - |
| Bank obligations | 4,458 | - | 4,458 | - |
| Corporate securities | 49 | - | 49 | - |
| Mortgage-backed securities: | | | | |
| U.S. residential | 574 | - | 574 | - |
| Non-U.S. residential | 1,247 | - | 1,238 | 9 |
| U.S. commercial | 165 | - | 165 | - |
| Non-U.S. commercial | 350 | - | 350 | - |
| Asset-backed securities: | | | | |
| Collateralized loan obligations | 1,028 | - | 1,028 | - |
| Other collateralized debt obligations | 136 | - | 55 | 81 |
| Other asset-backed securities | 395 | - | 381 | 14 |
| Total Investments - Trading | 16,335 | 1,149 | 15,082 | 104 |
| Currency and interest rate swaps | 4,154 | - | 4,134 | 20 |
| **Total** | **$ 20,489** | **$ 1,149** | **$ 19,216** | **$ 124** |

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $31 million for trading investments and $259 million for currency and interest rate swaps.

**Financial liabilities:**

| Liabilities | Fair Value Measurements June 30, 2010[1] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Borrowings measured at fair value | $ 50,430 | $ - | $ 50,430 | $ - |
| Currency and interest rate swaps | 1,707 | - | 1,707 | - |
| Total | $ 52,137 | $ - | $ 52,137 | $ - |

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $418 million for borrowings and under Accrued interest and other charges of $(23) million for currency and interest rate swaps.

| Liabilities | Fair Value Measurements December 31, 2009[1] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Borrowings measured at fair value | $ 45,898 | $ - | $ 45,616 | $ 282 |
| Currency and interest rate swaps | 1,143 | - | 1,116 | 27 |
| Total | $ 47,041 | $ - | $ 46,732 | $ 309 |

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $405 million for borrowings and under Accrued interest and other charges of $(76) million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and six months ended June 30, 2010 and 2009 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of June 30, 2010 and 2009 (in millions) and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings.

During the first quarter of 2010, certain securities were transferred from Level 3 to Level 2 due to refinements in the utilization of observable market data in the Bank's internal valuation models. The Bank's policy for transfers between levels is to reflect these transfers effective as of the beginning of the reporting period.

## Financial assets:

| | Three months ended June 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | |
| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | |
| | Investments - Trading | Currency and Interest Rate Swaps | Total | Investments - Trading | Currency and Interest Rate Swaps | Total |
| Balance, beginning of period | $ 106 | $ - | $ 106 | $ 104 | $ 69 | $ 173 |
| Total gains (losses) included in: | | | | | | |
| Net income (loss) | 19 | - | 19 | (9) | 24 | 15 |
| Other comprehensive income (loss) | (5) | - | (5) | 4 | 2 | 6 |
| Settlements | (7) | - | (7) | (7) | (5) | (12) |
| Transfers in (out) of level 3 | - | - | - | 14 | - | 14 |
| Transfers to financial liabilities | - | - | - | - | (1) | (1) |
| Balance, end of period | $ 113 | $ - | $ 113 | $ 106 | $ 89 | $ 195 |
| Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the period | $ 19 | $ - | $ 19 | $ (10) | $ 19 | $ 9 |

| | Six months ended June 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | |
| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | |
| | Investments - Trading | Currency and Interest Rate Swaps | Total | Investments - Trading | Currency and Interest Rate Swaps | Total |
| Balance, beginning of period | $ 104 | $ 20 | $ 124 | $ 110 | $ 71 | $ 181 |
| Total gains (losses) included in: | | | | | | |
| Net income (loss) | 28 | - | 28 | (12) | 26 | 14 |
| Other comprehensive income (loss) | (8) | - | (8) | 1 | - | 1 |
| Settlements | (11) | - | (11) | (13) | (3) | (16) |
| Transfers in (out) of level 3 | - | (20) | (20) | 20 | - | 20 |
| Transfer to financial liabilities | - | - | - | - | (5) | (5) |
| Balance, end of period | $ 113 | $ - | $ 113 | $ 106 | $ 89 | $ 195 |
| Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the period | $ 27 | $ - | $ 27 | $ (15) | $ 18 | $ 3 |

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

| | Three months ended June 30, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Total Gains (Losses) included in Net Income (Loss) for the Period | Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period | Total Gains (Losses) included in Net Income (Loss) for the Period | Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period |
| Income from investments | $ 19 | $ 19 | $ (9) | $ (10) |
| Borrowing expenses, after swaps | - | - | 5 | - |
| Net fair value adjustments on non-trading portfolios | - | - | 19 | 19 |
| Total | $ 19 | $ 19 | $ 15 | $ 9 |

| | Six months ended June 30, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Total Gains (Losses) included in Net Income (Loss) for the Period | Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period | Total Gains (Losses) included in Net Income (Loss) for the Period | Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period |
| Income from investments | $ 28 | $ 27 | $ (12) | $ (15) |
| Borrowing expenses, after swaps | - | - | 8 | - |
| Net fair value adjustments on non-trading portfolios | - | - | 18 | 18 |
| Total | $ 28 | $ 27 | $ 14 | $ 3 |

**Financial Liabilities:**

| | Three months ended June 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | |
| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | |
| | Borrowings Measured at Fair Value | Currency and Interest Rate Swaps | Total | Borrowings Measured at Fair Value | Currency and Interest Rate Swaps | Total |
| Balance, beginning of period | $ - | $ - | $ - | $ 506 | $ 46 | $ 552 |
| Total (gains) losses included in: | | | | | | |
| Net income (loss) | - | - | - | 77 | (9) | 68 |
| Other comprehensive income (loss) | - | - | - | 7 | - | 7 |
| Settlements | - | - | - | (12) | (2) | (14) |
| Transfers from financial assets | - | - | - | - | (1) | (1) |
| Balance, end of period | $ - | $ - | $ - | $ 578 | $ 34 | $ 612 |
| Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the period | $ - | $ - | $ - | $ 72 | $ (10) | $ 62 |

| | Six months ended June 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | |
| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | |
| | Borrowings Measured at Fair Value | Currency and Interest Rate Swaps | Total | Borrowings Measured at Fair Value | Currency and Interest Rate Swaps | Total |
| Balance, beginning of year | $ 282 | $ 27 | $ 309 | $ 540 | $ 42 | $ 582 |
| Total (gains) losses included in: | | | | | | |
| Net income (loss) | - | - | - | 55 | (3) | 52 |
| Other comprehensive income (loss) | - | - | - | 3 | - | 3 |
| Settlements | - | - | - | (20) | - | (20) |
| Transfers out of level 3 | (282) | (27) | (309) | - | - | - |
| Transfers from financial assets | - | - | - | - | (5) | (5) |
| Balance, end of period | $ - | $ - | $ - | $ 578 | $ 34 | $ 612 |
| Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the period | $ - | $ - | $ - | $ 45 | $ (3) | $ 42 |

(Gains) losses are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

| | Three months ended June 30, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Total (Gains) Losses Included in Net Income (Loss) for the Period | Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period | Total (Gains) Losses Included in Net Income (Loss) for the Period | Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period |
| Borrowing expenses, after swaps | $ - | $ - | $ 6 | $ - |
| Net fair value adjustments on non-trading portfolios | - | - | 62 | 62 |
| Total | $ - | $ - | $ 68 | $ 62 |

| | Six months ended June 30, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Total (Gains) Losses Included in Net Income (Loss) for the Period | Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period | Total (Gains) Losses Included in Net Income (Loss) for the Period | Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period |
| Borrowing expenses, after swaps | $ - | $ - | $ 10 | $ - |
| Net fair value adjustments on non-trading portfolios | - | - | 42 | 42 |
| Total | $ - | $ - | $ 52 | $ 42 |

## NOTE H – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS

Net fair value adjustments on non-trading portfolios on the Condensed Statement of Income and Retained Earnings for the three and six months ended June 30, 2010 and 2009 comprise the following (in millions):

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Change in fair value of derivative instruments due to movements in: | | | | |
| Exchange rates | $ (856) | $ 1,795 | $ (650) | $ 1,508 |
| Interest rates | 249 | (995) | 428 | (1,215) |
| Total change in fair value of derivatives | (607) | 800 | (222) | 293 |
| Change in fair value of borrowings due to movements in: | | | | |
| Exchange rates | 921 | (1,690) | 560 | (1,435) |
| Interest rates | (1,008) | 253 | (1,214) | 990 |
| Total change in fair value of borrowings | (87) | (1,437) | (654) | (445) |
| Currency transaction gains (losses) on borrowings and loans at amortized cost | (66) | (26) | 98 | 3 |
| Amortization of borrowing and loan basis adjustments | - | 4 | 1 | 8 |
| Reclassification to income - cash flow hedges | - | - | - | (1) |
| Total | $ (760) | $ (659) | $ (777) | $ (142) |

Net fair value gains on non-trading derivatives resulting from changes in interest rates were $428 million for the first six months of 2010, as a result of an overall decrease in long-term swap interest rates in the global markets, compared to year-end 2009 levels. These gains were compensated by fair value losses on borrowings of $1,214 million. The income volatility related to movements in interest rates, which amounted to a loss of $786 million for the six months period ended June 30, 2010 compared to a loss of $225 million for the same period last year, was primarily due to fair value losses on lending swaps ($881 million), which were partially compensated by gains associated with a slight widening of the Bank's credit spreads on the borrowings portfolio (approximately $39 million) and changes in swap basis spreads (approximately $50 million). Net fair value losses during the first six months of 2009 were mostly due to the Bank's credit spreads tightening during the period.

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first six months of 2010, exchange rate changes decreased the value of borrowings and loans, resulting in a net gain of $658 million (2009 – net loss of $1,432 million), which was offset by a net loss from changes in the value of the borrowing and lending swaps of $650 million (2009 – net gain of $1,508 million).

## NOTE I – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

***Contributions:*** All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first six months of 2010 were $41 million (2009 – $30 million). As of June 30, 2010, the estimate of contributions expected to be paid to the Plans and the PRBP during 2010 was $55 million and $30 million, respectively, the same amount disclosed in the December 31, 2009 financial statements. Contributions for 2009 were $39 million and $25 million, respectively.

***Periodic benefit cost:*** Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months

and six months ended June 30, 2010 and 2009 (in millions):

| | Pension Benefits | | | |
|---|---|---|---|---|
| | Three months ended June 30, | | Six months ended June 30, | |
| | 2010 | 2009 | 2010 | 2009 |
| Service cost | $ 14 | $ 16 | $ 28 | $ 31 |
| Interest cost | 36 | 35 | 72 | 70 |
| Expected return on plan assets | (45) | (44) | (90) | (87) |
| Prior service cost | - | - | 1 | 1 |
| Net periodic benefit cost | $ 5 | $ 7 | $ 11 | $ 15 |
| Of which: | | | | |
| ORC's share | $ 6 | $ 7 | $ 11 | $ 14 |
| FSO's share | $ - | $ - | $ - | $ 1 |

| | Postretirement Benefits | | | |
|---|---|---|---|---|
| | Three months ended June 30, | | Six months ended June 30, | |
| | 2010 | 2009 | 2010 | 2009 |
| Service cost | $ 8 | $ 8 | $ 15 | $ 16 |
| Interest cost | 17 | 15 | 34 | 30 |
| Expected return on plan assets | (19) | (19) | (38) | (37) |
| Prior service cost | 9 | 1 | 19 | 1 |
| Net periodic benefit cost | $ 15 | $ 5 | $ 30 | $ 10 |
| Of which: | | | | |
| ORC's share | $ 15 | $ 5 | $ 29 | $ 9 |
| FSO's share | $ - | $ - | $ 1 | $ 1 |

## NOTE J – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the six months ended June 30, 2010 and 2009, loans made to or guaranteed by four countries individually generated in excess of 10 percent of loan income, as follows (in millions):

| | Six months ended June 30, | |
|---|---|---|
| | 2010 | 2009 |
| Brazil | $ 242 | $ 239 |
| Argentina | 183 | 169 |
| Mexico | 133 | 95 |
| Colombia | 117 | 112 |

## NOTE K – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

***Cash:*** The carrying amount reported in the Balance Sheet for cash approximates fair value.

***Investments***: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

***Loans***: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the new fair value framework. The Bank continues to explore possible valuation tools to estimate the fair value of its lending portfolio without having to incur excessive costs.

***Swaps***: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

***Borrowings***: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of June 30, 2010 and December 31, 2009 (in millions):

| | 2010 [1] | | 2009 [1] | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Cash | $ 166 | $ 166 | $ 242 | $ 242 |
| Investments | | | | |
| Trading | 16,627 | 16,627 | 16,335 | 16,335 |
| Held-to-maturity | 3,312 | 3,381 | 3,843 | 3,916 |
| Loans outstanding, net | 58,558 | N/A | 58,429 | N/A |
| Currency and interest rate swaps receivable | | | | |
| Investments - trading | 4 | 4 | - | - |
| Loans | 23 | 23 | 186 | 186 |
| Borrowings | 4,534 | 4,534 | 3,968 | 3,968 |
| Borrowings | | | | |
| Short-term | 670 | 670 | 1,908 | 1,908 |
| Medium- and long-term: | | | | |
| Measured at fair value | 50,430 | 50,430 | 45,898 | 45,898 |
| Measured at amortized cost | 10,065 | 11,061 | 13,123 | 13,878 |
| Currency and interest rate swaps payable | | | | |
| Investments - trading | 37 | 37 | 19 | 19 |
| Loans | 946 | 946 | 191 | 191 |
| Borrowings | 726 | 726 | 933 | 933 |

N/A = Not available

[1] Includes accrued interest.

## NOTE L – SUBSEQUENT EVENTS

Effective July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the amount of $70 billion that would be subscribed to by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in capital and the remainder would represent callable capital. The Board of Governors also approved the expansion of the Bank's non-sovereign-guaranteed (NSG) operations, which, until December 31, 2012 will be capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of total equity calculated in the context of

the Bank's capital adequacy policy. Effective January 1, 2013, limitations on NSG operations different from such 20 percent shall be established by the Board of Executive Directors, subject to the Bank's NSG Strategy and capital adequacy policy. Additionally, and in an effort to ensure the Bank's continued support for Haiti's reconstruction and development, the Board of Governors approved the transfer of $72 million of Ordinary Capital income to the IDB Grant Facility and agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income, beginning in 2011 and through 2020, to the IDB Grant Facility.